SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2012
Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

2011 Earnings Release

São Paulo, February 9, 2012 – Net Serviços de Comunicação S.A. (BM&FBOVESPA: NETC3 and NETC4; Nasdaq: NETC; and Latibex: XNET), the largest cable operator in Brazil and Latin America, offering integrated services that include Pay TV (“NET”), Digital Video (“NET Digital”), High Definition Digital Video (“NET Digital HD”), bidirectional broadband internet access (“NET Vírtua”) and Voice, in association with Embratel (“NET Fone via Embratel”), announces today its results for the fourth quarter(“4Q11”) and for the fiscal year ended  2011 .

In 2011, we obtained excellent results with our accelerated growth strategy and focus on the quality of services provided. The Pay TV base ended the year with 4,730 thousand clients, 12.3%  more than in 2010. The Broadband base closed the year with 4,264 thousand clients, up 21.0%  on 2010. The number of telephone  lines in service at the end of 2011 was 3,844 thousand lines, 21.9%  bigger than 2010.

On September 12, 2011, Law 12,485 was sanctioned and began to govern the cable TV sector, regardless of the technology used, creating the Conditioned Audiovisual Communication Service. The Law also brought other important changes, including the elimination of limits on foreign capital for cable TV operators, bringing them into line with other operators of the new service, the division of the value chain into production, programming, packaging and distribution, and the establishment of local programming quotas for the packages on offer. The National Telecommunications Agency (Anatel) and the National Cinema Agency (Ancine) are regulating the Law within the scope of their respective jurisdictions, the first having concluded its public hearings and the second currently conducting the, procedures that will be concluded within 180 days after publication of the Law (September 13, 2011).

On January 26, 2012, Anatel announced its prior approval for the Company’s indirect control transfer. Therefore, the purchase option exercise was authorized by Embratel Participações S.A. (“Embrapar”) of shares issued by GB Empreendimentos e Participações S.A., NET’s directly controlled company, which are currently owned by Globo Comunicação e Participações S.A., in compliance with GB’s Shareholders’ Agreement. Once the option is exercised, Embrapar, jointly with its subsidiary Embratel, shall begin holding direct control of GB and, therefore, NET’s indirect control.

In compliance with the Anatel decision, this prior approval will have effects as the tax regularization of all companies involved is proved.

FINANCIAL STATEMENTS (UNAUDITED)

Net Serviços de Comunicação S.A.
Consolidated income Statements	4Q11	4Q10	12M11	12M10
(R$ thousands)
Net revenues	1,787,729	1,454,039	6,695,885	5,405,669
Operating costs	(833,338)	(688,953)	(3,223,455)	(2,579,621)
Selling, general and administrative expenses	(401,647)	(312,407)	(1,481,088)	(1,225,181)
Bad debts expenses	(14,161)	(6,456)	(49,516)	(41,581)
EBITDA	538,583	446,223	1,941,826	1,559,286
EBITDA margin	30.1%	30.7%	29.0%	28.8%
Depreciation and amortization	(283,368)	(234,701)	(1,061,896)	(901,225)
Net exchange and monetary variation	(30,751)	21,185	(135,064)	55,263
Finance expenses	(57,244)	(115,081)	(339,215)	(414,370)
Finance income	41,666	43,092	173,793	169,037
Income before tax	208,886	160,718	579,444	467,991
Tax	(90,729)	(27,718)	(206,271)	(160,840)
Net income	118,157	133,000	373,173	307,151

EBITDA does not represent an accounting item or cash flow for the periods in question, Therefore, EBITDA should not be considered an alternative measure of net income, an isolated indicator of operating performance or an alternative to cash flow as a source of liquidity, Since EBITDA is not an accounting item, companies may conduct specific interpretations, which means that the definition of EBITDA may not be comparable with the definitions adopted by other companies,

Net Serviços de Comunicação S,A,
Consolidated Balance sheet on December 31,
(R$ thousands)
	2011	2010		2011	2010
Assets			Liabilities
Total current assets	1,621,495	1,498,838	Total current liabilities	1,856,970	1,288,303
Total non-current assets	7,273,402	6,857,335	Total non-current liabilities	2,850,088	3,253,204
			Equity	4,187,839	3,814,666
Total Assets	8,894,897	8,356,173	Total Liabilities and	8,894,897	8,356,173

Net Revenue grew by 23.0%, from R$1,454.0 million in 4Q10 to R$1,787.7 million in 4Q11. In the year as a whole, there was a 23.9% increase, totaling R$6,695.9 million in 2011  against R$5,405.7 million in 2010, chiefly driven by the expansion of the subscriber base.

Operating Costs totaled R$833.3 million in 4Q11, 20.9%  up on the 4Q10 figure of R$689.0 million, and R$3,223.5 million in the full year, 25.0%  more than the R$2,579.6 million posted in 2010, mainly due to business growth.

Selling, General and Administrative Expenses (SG&A) stood at R$401.6 million in 4Q11,  28.6%  up on the R$312.4 million recorded in 4Q10, and closed the year at R$1,481.1 million, 20.9%  higher than the 2010 total of R$1,225.2 million, also driven by business growth.

EBITDA (earnings before interest, tax, depreciation and amortization) stood at R$538.6 million in 4Q11, with an EBITDA Margin of 30.1%, a 20.7%  improvement over the 4Q10 figure of R$446.2 million. In annual terms, EBITDA moved up by 24.5%  in from R$1,559.3 million to R$1,941.8 million in 2011,  recording a 29.0%  EBITDA Margin against  28.8% in 2010.

The Company closed 4Q11  with Net Income of R$118.2 million versus R$133.0 million in 4Q10, a reduction mainly driven by the positive income tax and social contribution adjustment in 4Q10. In 2011 as a whole, net income came to R$373.2 million, compared to R$307.1 million in 2010, up by 21.5%.

Company’s total annual capex stood at R$1,660.2 million in 2011, which was mainly allocated to house installations, quality of services provided, expansion of network capacity and technologic improvements.

Net Debt closed 2011  with R$1,448.2 million against R$1,356.7 million in 2010. On a yearly comparison, the Net Debt over EBITDA  ratio was down 0.87x at the end of 2010 to 0.75x  at the end of 2011, which shows that the Company’s financial situation is growing and that the indebtedness level still remains sound.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: February 09, 2012

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ José Antonio Guaraldi Félix
José Antonio Guaraldi Félix CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.